United States securities and exchange commission logo





                              November 6, 2020

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc.
       1180 North Town Center Drive
       Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc.
                                                            Schedule 14A
                                                            Filed October 9,
2020
                                                            File No. 001-39232

       Dear Mr. de Masi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14A

       Cover Page

   1. Please revise the fifth paragraph of the letter to stockholders of dMY Technology Group to disclose the voting
and economic interests in RSI under the no redemption and
                                                        maximum redemption
scenarios.
   2. Please revise to clarify the interaction between the earnout provisions and the Put Share provisions, if any. It
is unclear whether these provisions cover some or all of the same shares.
   3. Please summarize the bases upon which RSI GP will determine whether the Sellers' shares will be exchanged for
Class A common stock or cash after the six month anniversary. In addition, please revise
the section entitled "What are the principal differences
 Niccolo de Masi
dMY Technology Group, Inc.
November 6, 2020
Page 2
         between Class A Common Stock and Class V Voting Stock" to disclose the cash redemption option.
4. Please revise the letter to stockholders, as well as the Questions and Answers About the
         Proposals and Summary of the Proxy Statement sections, to explain that Messers. Bluhm and Carlin will enter into a voting agreement that will result in them holding more than
         50% of the voting power of the post-transaction company and having the power to make most decisions put forth to stockholders to the extent they are required or choose to act in concert, as well as result in your status as a controlled company. Please revise your risk factors accordingly.
Certain Defined Terms, page 1

5. Please revise to define the term "permitted equity financing sources." What interests do our Initial stockholders, current officers and directors, page 14

6. We note that Goldman Sachs is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed
         February 12, 2020 that underwriters agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you did not complete your initial business combination within 24 months of the closing of your IPO. Please disclose these facts, where appropriate, throughout your proxy statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Goldman
         Sach's interest in the consummation of the merger transaction and
their role as the board   s
         financial advisor in connection with the potential acquisition of RSI or tell us why you do not believe such disclosure is required.
Before the Business Combination, page 39
After the Business Combination, page 40

7. Please ensure in your next amendment that the graphics and associated text are legible. In this regard, we note as examples that it is difficult to read the text in graphics on page 40 and on page 199.
The Charter Amendment Proposal , page 41

8. We note your disclosure on page 98 with respect to the applicability of your exclusive forum provision to claims under the Exchange Act. Please revise your desciptions of your proposal 3(I) to discusss the applicability of the proposed provisions to claims under the
       Exchange Act. In addition, your disclosure states that the proposed charter will address
FirstName LastNameNiccolo de Masi
       the applicability of the exclusive forum provision to claims under the Exchange Act, but
Comapany    NamedMY
       the language     Technology
                     of the proposedGroup,
                                      charterInc.
                                              does not appear to do so; please
revise your proposed
       charter,
November        as necessary.
            6, 2020 Page 2
FirstName LastName
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology   Group, Inc.de Masi
Comapany 6,
November   NamedMY
             2020    Technology Group, Inc.
November
Page 3    6, 2020 Page 3
FirstName LastName
Risk Factors, page 59

9. We note your disclosure in the first full paragraph on page 152. Please add a risk factor regarding the fact that the board did not obtain a fairness opinion in connection with the proposed business combination or otherwise consider the fairness of the consideration to be paid by the company to anyone other than RSI, or tell us why you do not believe such disclosure is required.
The Proposed Charter will include provisions that may require stockholders, page 74

10. Please expand your discussion in the risk factor to explain the bases for assessing suitability as well as the consequence to the individual and to the company if a stockholder is found to be unsuitable. Please also revise the Certain Defined Terms section to define Unsuitable Person.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 108

11. Reference is made to adjustment (i). It appears this adjustment is to eliminate dMY's retained deficit, please review and revise any incorrect terminology contained in the pro forma financial statement adjustments.
Tax Receivable Agreement, page 140

12. Please disclose the range of the future payouts that you expect to pay under the Tax
         Receivable Agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts.
Background of the Business Combination, page 144

13. We note that after your initial public offering you identified 50 targets and then distilled that list to half a dozen companies, including RSI. Please revise this section to describe your discussions with the potential targets, including any negotiations, how you eliminated targets from consideration, and why you determined that RSI was a frontrunner.
14. Please revise your discussion of your negotiations with RSI to describe in greater detail the terms of the offers and counter-offers that were exchanged, including, for example, the
         "repeated iterations and negotiations" that occurred on June 8 and June 9, 2020. Your revised disclosure should address how the key terms of your primary agreement and material ancillary agreements evolved as a result of your negotiations and explain how you arrived at the current deal structure. Given the complexity of the deal, it appears to be appropriate that investors understand why you believe the current structure is desirable and what concessions, if any, were made in your negotiations regarding the structure. To the extent that alternative deal structures were considered, please discuss them and the reason they were not pursued.
 Niccolo de Masi
FirstName LastNameNiccolo
dMY Technology   Group, Inc.de Masi
Comapany 6,
November   NamedMY
             2020    Technology Group, Inc.
November
Page 4    6, 2020 Page 4
FirstName LastName
The Board   s Reasons for the Approval of the Business Combination , page 148

15. We note your disclosure that Goldman and Oakvale presented a forecast and a full
         financial model, respectively, to your Board prior to the Board   s
vote to adopt the merger
         agreement. Please provide the information required by Item 1015(b) of Regulation M-A or provide us with a detailed analysis as to why such information is not required. Refer to
         Item 14(b)(6) of Schedule 14A.
Business of RSI, page 197

16.      Please revise to balance your disclosure about revenues at pages
200-204 with
         corresponding disclosure of your expenses and net losses for the applicable period.
Impact of COVID-19, page 225

17. Please revise to describe with greater specificity and quantify if practicable the impact of
         COVID-19 on the operations of RSI. While we note your discussion of the effects of the pandemic on the gaming industry at page 211, the effects on RSI in particular, and therefore on your merger negotiations, are not adequately addressed. Please revise here and at page 144 under Background to the Business Combination. Results of Operations, page 232

18. In several instances you cite two or more factors that contributed to material changes in your results of operations. Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. Refer to
         Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
Consolidated Statements of Operations and Comprehensive Loss, page F-35

19. We note you present a separate line for share-based compensation expense. Please modify your presentation consistent with SAB Topic 14:F, or tell us why no change is necessary.
General

20. Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the
         Business Combination and state the facts relied upon to make the exemption available.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact James Giugliano at (202) 551-3319 or Jim Allegretto at
(202) 551-3849
if you have questions regarding comments on the financial statements and related
 Niccolo de Masi
dMY Technology Group, Inc.
November 6, 2020
Page 5

matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                          Sincerely,
FirstName LastNameNiccolo de Masi
                                                          Division of
Corporation Finance
Comapany NamedMY Technology Group, Inc.
                                                          Office of Trade &
Services
November 6, 2020 Page 5
cc:       Joel Rubinstein
FirstName LastName